Exhibit (a)(3)

September 26, 2005



TO:          UNIT HOLDERS OF CAPTEC FRANCHISE CAPITAL PARTNERS LP III

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 3,400 Units of limited partnership interest (the "Units") in CAPTEC FRANCHISE CAPITAL PARTNERS LP III (the "Partnership") at a purchase price equal to:

                                  $175 per Unit

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CAPTEC FRANCHISE CAPITAL PARTNERS LP III without waiting for the Partnership to sell its remaining properties and without the usual transaction costs associated with market sales or partnership transfer fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on blue paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                        MacKenzie Patterson Fuller, Inc.
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119


If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) October 28, 2005